SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2012

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

FIRST QUARTER OF 2012

RESULTS

Rio de Janeiro –  May 15, 2012 – Petrobras today announced its consolidated results stated in millions of Reais, prepared in accordance with International Financial Reporting Standards – IFRS issued by the International Accounting Standards Board – IASB.

Consolidated net income attributable to the shareholders of Petrobras reached R$9,214 million in the first quarter of 2012. EBITDA in the first quarter of 2012 was R$16,521 million, 4% higher compared to the first quarter of 2011.

Highlights
R$ million
			For the first quarter of
4Q-2011	1Q12 X 4Q11 (% )		2012	2011	2012 X 2011 (% )
5,049	82	Consolidated net incom e attributable to the shareholders of Petrobras	9,214	10,985	(16)
2,670		Total domestic and international oil and natural gas production (mbbl/d)	2,676	2,629	2
14,054	18	EBITDA	16,521	15,855	4

•         Our total domestic and international oil and natural gas production increased 2% in the first quarter of 2012 compared to the first quarter of 2011, due mainly to production in the Jubarte, Marlim Sul, Caratinga, Albacora, Mexilhão and Uruguá fields, as well as to the pre-salt contribution of the Lula field.

•         Start-up of production of Cascade deep water field situated in the Gulf of Mexico.

•         Discoveries in the pre-salt layer of the Santos Basin, specially in the Carioca Sela and Carcará and the one of Campos Basin called Pão de Açúcar. In addition, a new accumulation of oil and gas was discovered in the Solimões Basin situated in the Brazilian state of Amazonas.

•         3% increase in the production of oil products in the first quarter of 2012 compared to the first quarter of 2011.

•         Capital expenditures and investments in the first quarter of 2012 amounted to R$18,020 million, 14% higher compared to the first quarter of 2011, 52% of which was invested in Exploration & Production.

•         The raising of funds of U.S.$7,2 billion of bonds in the international capital markets with maturities of three, five, ten and thirty years.

•         Payment of R$2,609 million of interest on shareholders’ equity in the first quarter of 2012, which corresponds to R$0.20 per share. On March 19, 2012, our shareholders approved in the annual general shareholders’ meeting the payment of dividends in the amount of R$1,565 million. The first portion of interest on shareholders’ equity was provisioned in the amount of R$2,609 million on March 31, 2012, corresponding to R$0.20 per share, estimated to be paid to our shareholders by June 30, 2012.

Comments from the CEO
Mrs. Maria das Graças Silva Foster

Dear Shareholders and Investors,

This is the first time that I am addressing you as the CEO of Petrobras. I am honored to assume such a responsibility and would like to make it clear that my style of management will be based on dialog with both the controlling and minority shareholders.

I assure you that I am fully aware of the expertise of this Company’s workforce and its enormous capacity for overcoming challenges, which is unquestionably the main foundation for the execution of our growth project.

My main focus, and that of the entire executive team, will be on executing the business plan, while ensuring operational efficiency and exercising control over costs. Whenever necessary, we will not hesitate to make adjustments and corrections, using the best technical and financial analysis procedures, preserving the liquidity and solvency of the Company and ensuring that it retains its investment grade status.

Petrobras is highly capitalized and has an extraordinary portfolio of oil and gas assets, ensuring a highly promising future. In order to continue growing in a sustainable and profitable manner, we are closely monitoring all phases of the projects in our portfolio, which will allow us to retain the main guidelines of the previous management, albeit with a more precise degree of supervision and the correction of any eventual deviations.

Petrobras aims to generate business growth and returns and is fully aware of its role as a partner in the development of those countries where it operates, creating the necessary scale for the prosperity of the goods and services industry, particularly in our core market, Brazil. Our results must also reflect the utmost respect for safety and the environment, and consequently, this management will be tireless in its efforts to ensure zero accident and leakage ratios in our operations.

It is in this context that I present you with our results for the first quarter of 2012, re-emphasizing that we are fully committed to and capable of applying all the available resources in a disciplined manner in order to manage one of the world’s best investment portfolios, generating returns for our shareholders, investors and society as a whole.

8

  FINANCIAL HIGHLIGHTS

Main Items and Consolidated Economic Indicators
R$ million
			For the first quarter of
4Q-2011	1Q12 X 4Q11 (%)		2012	2011	2012 X 2011 (%)

65,257	1	Sales revenues	66,134	54,358	22
17,306	17	Gross profit	20,244	19,889	2
7,490	57	Net income before financial results and income taxes	11,771	12,318	(4)
400	16	Financial income (expenses), net	465	2,048	(77)
5,049	82	Consolidated net income attributable to the shareholders of Petrobras	9,214	10,985	(16)
0.39	82	Basic and diluted earnings per share [1]	0.71	0.84	(15)
291,564	7	Market capitalization (Parent Company)	311,659	402,487	(23)

27	4	Gross margin (%)	31	37	(6)
11	7	Operating margin (%) [2]	18	23	(5)
8	6	Net margin (%)	14	20	(6)
14,054	18	EBITDA - R$ million [3]	16,521	15,855	4

		Net income by business segment (in millions of Reais)
10,328	20	. Exploration & Production	12,444	9,326	33
(4,412)	4	. Refining, Transportation and Marketing	(4,599)	(94)
483	46	. Gas & Power	707	518	36
(40)	10	. Biofuel	(44)	(12)	267
270	35	. Distribution	364	372	(2)
291	240	. International	990	836	18
(795)	(57)	. Corporate	(340)	879	(139)

21,7 15	(17)	Capital expenditures and investments (in millions of Reais)	18,020	15,871	14
109,31	8	Brent crude (US$/bbl)	118.49	104.97	13
1.80	(2)	Average commercial selling rate for U.S. dollar (R$/ U.S.$)	1.77	1.67	6
1.88	(3)	Period-end commercial selling rate for U.S. dollar (R$/U.S.$)	1.82	1.63	12
11.32	(1)	Selic interest rate average (%)	10.30	11.22	(1)

		Average price indicators
173.13	2	Domestic basic oil product prices (R$ /bbl)	176.72	163.72	8
		Sales price - Brazil
103.10	8	. Crude oil (U.S. dollars/bbl) [4]	111.56	94.04	19
53.51	(3)	. Natural gas (U.S. dollars/bbl) [5]	52.12	49.27	6
		Sales price - International
97.11	3	. Crude oil (U.S. dollars/bbl)	99.99	87.39	14
21.31	(5)	. Natural gas (U.S. dollars/bbl)	20.15	16.36	23

The information of the first quarter of 2011 were adjusted by the adoption of the accounting practice under CPC 19 (R1), which allows the use of the equity method for evaluating and reporting investments in jointly controlled entities, from the fourth quarter of 2011 on. Despite the CPC 19 (R1) adoption have generated changes in assets, liabilities, revenues and expenses accounts and also in financial indicators, there was no effect on net income and on shareholders’ equity attributable to the shareholders of Petrobras.

_______________________

        1 Net income per share calculated based on the weighed average number of shares.

      2 Calculated based on net income before financial results and income taxes.

      3  Income before financial income (expenses), net, equity in earnings of investments and depreciation, depletion and amortization.

     4 Average exports and of the internal transfer prices from Exploration & Production to Refining, Transportation and Marketing.

     5 As of September 2011, we have factored in natural gas realization prices.

FINANCIAL HIGHLIGHTS

RESULTS OF OPERATIONS

1Q-2012 x 4Q-2011 Results:

Gross Profit 6

Gross profit reached R$20,244 million in the first quarter of 2012, a 17% increase compared to the R$17,306 million in the fourth quarter of 2011, mainly due to:

•         Sales revenues, which increased by 1% to R$66,134 million in the first quarter of 2012 compared to R$65,257 million in the fourth quarter of 2011, primarily due to:

•   The 38% increase of crude oil export volumes, considering the realization of inventories produced at the end of 2011 and also the 1% decrease of domestic crude oil on the feedstock processed and the 1% increase on production, partially offset by the seasonal reduction on diesel sale;

•   Increase in crude oil export prices (8%), as well as in domestic gasoline and diesel prices from November 2011 on, in 10% and 2%, respectively.

•         Cost of sales, which decreased by 4% to R$45,890 million in the first quarter of 2012 compared to R$47,951 million in the fourth quarter of 2011, due to the lower domestic oil products sale, mainly diesel, with reduction of imports on cost of sales mix. The higher oil products imports in the first quarter of 2012, mainly diesel in March 2012, remained in great part in inventory to meet the higher demand from the second quarter of 2012 on. Additionally, the reduction was due to the recognition in the fourth quarter of 2011 of depreciation, depletion and amortization of assets which were already in operation (R$670 million).

Net income before financial results income taxes

Net income before financial results and income taxes increased by 57% to R$11,771 million in the first quarter of 2012 compared to R$7,490 million in the fourth quarter of 2011, due to the R$1,343 million decrease in operating expenses, mainly due to:

•         Lower exploration costs for crude oil extraction (R$491 million);

•         Recognition of losses on the realization of assets - impairment in the fourth quarter of 2011 (R$659 million).

Consolidated net income attributable to the shareholders of Petrobras

Consolidated net income attributable to the shareholders of Petrobras reached R$9,214 million in the first quarter of 2012, a 82% increase compared to the R$5,049 million in the fourth quarter of 2011, reflecting the increase of net income before financial results income taxes.

________________________

6  Fore more details, see appendix 1.

FINANCIAL HIGHLIGHTS

RESULTS OF OPERATIONS

1Q-2012 x 1Q-2011 Results:

Gross Profit7

Gross profit reached R$20,244 million in the first quarter of 2012, a 2% increase compared to R$19,889 million in the first quarter of 2011, mainly as a result of:

•   Sales revenues, which increased by 22% to R$66,134 million in the first quarter of 2012 compared to R$54,358 million in the first quarter of 2011, due to:

•    Higher exports prices and domestic oil products sales prices generated by the increase in international Brent crude oil prices (13% increase) as well as by the exchange variation effects;

•    Increase in the prices of domestic gasoline (10% increase) and diesel (2% increase) from November 2011 on; and

•    Higher crude oil export volume (20% increase); 10% increase in domestic oil products sales due  to higher demand, mainly of gasoline (24% increase), reflecting its higher competitive advantage compared to ethanol, naphtha (13% increase), diesel (9% increase) and jet fuel (7% increase).

•   Cost of sales, which increased by 33% to R$45,890 million in the first quarter of 2012 compared to the first quarter of 2011, due to:

•    Increase of 10% in domestic oil products sales, mainly for diesel and gasoline, wich were wet mainly by imports;

•    The impact of higher international prices and the exchange variation effects on crude oil, oil products imports and government participation; and

•    Higher depreciation, depletion and amortization costs due to the start-up of operation of new plants.

   Net income before financial results income taxes

Net income before financial results and income taxes decreased by 4% to R$11,771 million in the first quarter of 2012 compared to R$12,318 million in the first quarter of 2011, due to the 12% increase in operating expenses mainly as a result of:

•   Higher selling expenses (R$269 million increase), due to increased freight costs generated by the higher sales volume and also by the higher personnel expenses arising out of the Collective Bargaining Agreement for 2011;

•   Increased administrative and general expenses (R$252 million increase), generated by higher personnel expenses arising out of the Collective Bargaining Agreement for 2011, by increased workforce and by increased third-party technical services; and

•   Higher other operating expenses (R$383 million increase) 8, due to increased losses from legal proceedings.

   Financial Income (Expenses), Net

Financial income (expenses), net reached R$465 million in the first quarter of 2012, a 77% decrease compared to R$2,048 million in the first quarter of 2011, mainly as a result of:

•   The lower exchange variation gain on net debt; and

•   Decreased financial income from financial investments due to the lower investment volume and to the decreased interest rates in Brazil.

   Consolidated net income attributable to the shareholders of Petrobras

Consolidated net income attributable to the shareholders of Petrobras reached R$9,214 million in the first quarter of 2012, a  16% decrease compared to R$10,985 million in the first quarter of 2011, due to the decreased net income before financial results and income taxes and the lower financial income (expenses), net.

________________________

7  Fore more details, see appendix 2.

8  See Other Operating Income (Expenses) by Segment on page 22.

FINANCIAL HIGHLIGHTS

NET INCOME BY BUSINESS SEGMENT

Petrobras is an integrated energy company, with the greater part of its oil and gas production in the Exploration & Production segment being transferred to other business segments of the Company.

In the computation of the results by business segment, transactions carried out with third parties and the transfers between the business departments are considered and they are valued by internal transfer prices defined between the departments using calculation methodologies based on market parameters.

EXPLORATION & PRODUCTION

		(R$ million)	For the first quarter of
4Q-2011	1Q12 X 4Q11 (%)	Net Income	2012	2011	2012 X 2011 (%)
10,328	20		12,444	9,326	33

(1Q-2012 x 4Q-2011): The increased net income was due to:

•increased domestic oil sale/transfer prices reflecting international oil prices;

•lower costs with write-off amounts of dry and economically unviable wells; and

•estimated losses on the realization of assets (impairment) recognized in the fourth quarter of 2011.

The spread between the average domestic oil sale/transfer price and the average Brent price increased from U.S.$6.21/bbl in the fourth quarter of 2011 to U.S.$6.93/bbl in the first quarter of 2012.

(1Q-2012 X 1Q-2011): The increase in net income from Exploration & Production in the first quarter of 2012 compared to the first quarter of 2011 was primarily due to higher domestic oil sale/transfer prices and to the increase in oil and NGL production.

These effects were partially offset by increased expenses of government participation charges, reflecting international oil prices.

The spread between the average domestic oil sale/transfer price and the average Brent price decreased from U.S.$10.93/bbl in the first quarter of 2011 to U.S.$6.93/bbl in the first quarter of 2012.

			For the first quarter of
4Q-2011	1Q12 X 4Q11 (%)	Exploration & Production - Brazil (mbbl/d) (*)	2012	2011	2012 X 2011 (%)

2,049	1	Crude oil and NGLs	2,066	2,044	1
367	(1)	Natural gas [9]	364	341	7
2,416	1	Total	2,430	2,385	2

(1Q-2012 x 4Q-2011): Increased production due to the start-up of production of new wells in Marlim Sul, Jubarte and Lula fields.

(1Q-2012 X 1Q-2011): The increased production was due to the ramp-up production in platforms P-56 (Marlim Sul field), P-57 (Jubarte field), FPSO-Santos (Uruguá field) and FPSO-Angra dos Reis (Lula field), to the gas production in Mexilhão field, to the start-up of production of the new wells in Caratinga and Albacora fields and also to the extended well tests (EWT) of Sídon, Aruanã, Oliva, Iracema area and of the ESP-23 well, which were partially offset by the natural decline in crude oil and NGL production from mature fields and by the habitual campaign of scheduled stoppages on production systems started in March.

__________________

(*)  Not revised.

9  Does not include LNG. Includes reinjected gas.

FINANCIAL HIGHLIGHTS

Lifiting Costs – Brazil(*)

			For the first quarter of
4Q-2011	1Q12 X 4Q11 (%)		2012	2011	2012 X 2011 (%)
		U.S.$/barrel:
12.49	4	Excluding production taxes	12.98	11.38	14
33.31	7	Including production taxes	35.68	30.48	17

		R$/barrel:
22.47	1	Excluding production taxes	22.70	19.00	19
60.04	3	Including production taxes	61.73	50.66	22

Lifting Costs - Excluding production taxes – U.S.$/barrel

(1Q-2012 x 4Q-2011): Our unit lifting costs in Brazil, excluding production taxes increased 3%, net of exchange variation effects, in the first quarter of 2012 compared to the fourth quarter of 2011, due to higher number of well maintenances and interventions in Marlim, Albacora, Cherne and Marimbá fields.

(1Q-2012 X 1Q-2011): Excluding the impact of the exchange variation effects, our unit lifting costs in Brazil, excluding production taxes increased by 19% in the first quarter of 2012 compared to the first quarter of 2011 due to higher operational costs generated by higher water production together with oil production, higher water injection, to the higher number of maintenances in production systems of Campos Basin and to the increased well interventions in Marlim, Albacora, Albacora Leste, Cherne and Marimbá fields, besides the salary increases arising out of the Collective Bargaining Agreement for 2011.

Lifting Costs - Including production taxes – U.S.$/barrel

(1Q-2012 x 4Q-2011): Our unit lifting costs in Brazil, including production taxes, increased by 7% in the first quarter of 2012 compared to the fourth quarter of 2011, due to the variation of the average reference price for domestic oil, reflecting international oil prices, excluding the impact of the exchange variation effects.

__________________________

(*) Not revised.

(1Q-2012 X 1Q-2011): Excluding the impact of the exchange variation effects, our unit lifting costs in Brazil, including production taxes, increased by 19% in the first quarter of 2012 compared to the first quarter of 2011, primarily attributable to the increase in the reference price for domestic oil, reflecting higher international oil prices.

FINANCIAL HIGHLIGHTS

REFINING, TRANSPORTATION AND MARKETING
		(R$ million)	For the first quarter of
4Q-2011	1Q12 X 4Q11 (%)	Net Income	2012	2011	2012 X 2011 (%)
(4,412)	4		(4,599)	(94)

(1Q-2012 x 4Q-2011): The higher oil acquisition/transfer costs, generated by higher international oil prices, were partially offset by:

•higher oil product sales prices, mainly for diesel (2% increase) and gasoline (10% increase) in the domestic market from November 2011 on;

•sale of inventories acquired at lower purchase costs in prior periods;

•higher results from investments in the petrochemical sector, reflecting the impact of the exchange variation effects on debt; and

•estimated loss on the realization of assets (impairment) recognized in the fourth quarter of 2011.

(1Q-2012 X 1Q-2011): The negative result for our RTM segment in the first quarter of 2012 compared to the first quarter of 2011 was due to higher oil acquisition/transfer costs and higher oil product imports, reflecting higher international prices, to the higher participation of oil product imports on sales mix and the impact of the depreciation of the Real. These effects were partially offset by higher oil products domestic and international sales prices.

			For the first quarter of
4Q-2011	1Q12 X 4Q11 ( % )	Imports and Exports of Crude Oil and Oil Products (mbbl/d)(*)	2012	2011	2012 X 2011 ( % )

380	(6)	Crude oil imports	358	405	(12)
394	3	Oil product imports	406	279	46
774	(1)	Imports of crude oil and oil products	764	684	12
361	38	Crude oil exports [10]	497	413	20
187	16	Oil products exports	217	218
548	30	Exports of crude oil and oil products[11]	714	631	13
(226)	(78)	Exports (imports) net of crude oil and oil products	(50)	(53)	(6)
1		Other exports	6

(1Q-2012 x 4Q-2011): Higher crude oil exports due to the realization of produced inventories at the end of 2011, to increased production from Exploration & Production segment and to the lower feedstock processed.

Lower crude oil imports, higher on the previous quarter, when the inventories were increased to support the maintenance of  the logistic structure in São Paulo region, that was initially planned for the beginning of the year, and then postponed for May 2012.

Higher oil products imports in the first quarter of 2012, mainly in March, as a preparation for the higher market estimated for the second quarter of 2012.

(1Q-2012 X 1Q-2011): Higher volumes of diesel and gasoline imports to meet higher demand.

Higher   crude    oil  exports  due   to  increased production.

Lower crude oil imports in the first quarter of 2012 compared to the first quarter of 2011 when the inventories were increased for maintenance of the logistic structure in São Paulo.

________________________________________________

(*) Not revised.

10 Includes crude oil exports volumes of Refining, Transportation and Marketing and Exploration & Production segments.

11 From the first quarter of 2012 on, retroactively to 2011 for comparison purposes, it has been considered only the delivered volumes to third parties.

FINANCIAL HIGHLIGHTS

			For the first quarter of
4Q-2011	1Q12 X 4Q11 (%)	Refining Operations (mbbl/d)	2012	2011	2012 X 2011 (%)

1,949		Output of oil products	1,942	1,877	3
2,013		Installed capacity [12]	2,013	2,007
94		Utilization (%)	94	92	2
1,894	(1)	Feedstock processed - Brazil (mbbl/d) (*)	1,884	1,852	2
82	(1)	Domestic crude oil as % of total feedstock processed	81	82	(1)

(1T-2012 x 4T-2011): The daily feedstock processed decreased 1% due to operational problems occurred in Landulpho Alves Refinery (RLAM) in the first quarter of 2012.	(1T-2012 X 1T-2011): The daily feedstock processed increased 2% in the first quarter of 2012 compared to the first quarter of 2011 due to the lower scheduled stoppages at distillation plants.

			For the first quarter of
4Q-2011	1Q12 X 4Q11 (%)	Refining Costs Brazil (*)	2012	2011	2012 X 2011 (%)

4.76	(10)	Refining costs (U.S. $/ barrel)	4.27	4.53	(6)
8.57	(12)	Refining costs (R$/ barrel)	7.54	7.57

(1Q-2012 x 4Q-2011): Excluding the impact of the exchange variation effects, our refining costs in Brazil decreased by 12% in the first quarter of 2012 compared to the fourth quarter of 2011, due mainly to lower expenses with scheduled stoppages and lower material costs.

(1Q-2012 X 1Q-2011): Excluding the impact of the exchange variation effects, our refining costs in Brazil remained relatively constant in the first quarter of 2012 compared to the first quarter of 2011, because the lower expenses with scheduled stoppages were offset by operational repairs and by increased personnel expenses arising out of the Collective Bargaining Agreement for 2011.

(*) Not revised.

12 As registered by the National Petroleum, Gas and Biofuel Agency (ANP).

FINANCIAL HIGHLIGHTS

GAS & POWER
		(R$ million)	For the first quarter of
4Q-2011	1Q12 X 4Q11 (%)	Net Income	2012	2011	2012 X 2011 (%)
483	46		707	518	36

(1Q-2012 x 4Q-2011): The increased net income for our Gas & Power segment in the first quarter of 2012 compared to the fourth quarter of 2011 was due to the higher power generation volume due to the decision of the Operador Nacional do Sistema Elétrico (National Electricity System Operator – ONS) to increase generation at the power plants situated at the Brazilian Southeast and South region as a result of lower water reservoir levels and also to the export output to Uruguay.

(1Q-2012 x 1Q-2011): The increase in net income for our Gas & Power segment in the first quarter of 2012 compared to the first quarter of 2011 was due to:

•higher average realization price of natural gas and increased sales volume;

•higher energy sales in the short-term market;

•power generation for export; and

•higher nitrogenous sales volume.

These effects were partially offset by increased natural gas import costs, generated by the higher international benchmark prices and by the impact of the depreciation of the Real.

			For the first quarter of
4Q-2011	1Q12 X 4Q11 (%)	Imports of gas and sales and generation of electricity (*)	2012	2011	2012 X 2011 (%)

2,214	5	Sales of electricity (contracts) - MW average	2,315	2,037	14
524	65	Generation of electricity - MW average	862	773	12
42	40	Settlement price of differences - R$ /MWh[13]	59	33	79
19	(26)	Imports of LNG (mbbl/d)	14	7	100
164	2	Imports of Gas (mbbl/d)	167	168	(1)

(1Q-2012 x 4Q-2011): Decrease of 26% in imports, reflecting the higher LNG import volume in the fourth quarter of 2011 to meet thermoelectric demand at the Northeast of Brazil.

The 2% increase in gas imports from Bolivia was due to higher consumption of thermoelectric power plants situated at the Brazilian South and Southeast regions.

The 5% increase in sales of electricity was due to the higher reserve in the first quarter of 2012.

The 65% increase in electricity output was due to decisions of the Operador Nacional do Sistema Elétrico (National Electricity System Operator – ONS) and to the higher export volume in the first quarter of 2012, compared to the fourth quarter of 2011.

The 40% increase in the settlement price of differences (price of power in the spot market) was due to the lower water reservoir levels at the hydroelectric power plants, mainly in the Brazilian South Region.

(1Q-2012 x 1Q-2011): The 100% increase in imports of LNG was pursued to meet thermoelectric demand in Southern Brazil.

The 14% increase in sales of electricity was attributable to the increased additional sales due to the higher reserve available.

The 12% increase in electricity output was attributable to a decision taken by the Operador Nacional do Sistema Elétrico (National Electricity System Operator – ONS) due to the lower rainfall levels, and also to the exports occurred in the first quarter of 2012.

The 79% increase in the settlement price of differences (price of power in the spot market) was due to the dry weather in the Southern Brazil, generating lower water reservoir levels for this period.

(*) Not revised.

13 Weekly weighed prices per output level (light, medium and heavy), number of hours and submarket capacity.

FINANCIAL HIGHLIGHTS

BIOFUEL

		(R$ million)	For the first quarter of
4Q-2011	1Q12 X 4Q11 (%)	Net Income	2012	2011	2012 X 2011 (%)
(40)	10		(44)	(12)	267

(1Q-2012 x 4Q-2011): The decreased biofuel sales margin, as a result of lower auction prices (4%), and the lower results from investments in the ethanol sector, generated by lower margins of the sector and to the effects of intercrop, were partially offset by the decreased research and development expenses.

(1Q-2012 x 1Q-2011): The changes occurred in auction rules in the fourth quarter of 2011 generated improved operating margins with biofuel, which were offset, however, by the lower results from investments in the ethanol sector, due to the unfavourable prices and higher agricultural costs generated by climate effects that caused lower productivity of sugar cane plantation.

DISTRIBUTION

		(R$ million)	For the first quarter of
4Q-2011	1Q12 X 4Q11 (%)	Net Income	2012	2011	2012 X 2011 (%)
270	35		364	372	(2)

(1Q-2012 x 4Q-2011): The increase in net income from the Distribution segment in the period was mainly due to the 3% increase on sales margin and to lower freight, third-party services, personnel, sales promotion and advertising expenses. These effects were partially offset by the 6% decrease in sales volume.

(1Q-2012 x 1Q-2011): The decrease in net income from the Distribution segment in the first quarter of 2012 compared to the first quarter of 2011 was mainly due to increased selling expenses with freight, technical and support services and also with personnel arising out of the Collective Bargaining Agreement for 2011.

These effects were partially offset by the 6% increase on sales volumes.

			For the first quarter of
4Q-2011	1Q12 X 4Q11 (%)		2012	2011	2012 X 2011 (%)
39.8%	(1)	Market Share (*)	38.5%	38.9%

(*)Not revised.

11

FINANCIAL HIGHLIGHTS

INTERNATIONAL

		(R$ million)	For the first quarter of
4Q-2011	1Q12 X 4Q11 (%)	Net Income	2012	2011	2012 X 2011 (%)
291	240		990	836	18

(1Q-2012 x 4Q-2011): The increase in net income for our International segment in the first quarter of 2012 compared to the fourth quarter of 2011 was due to the decreased exploration costs (R$261 million), to the lower allowance for marking inventory to market value (R$217 million) and decreased expenses on security, environment and health (R$117 million).

(1Q-2012 x 1Q-2011): The improved result in the International segment in the first quarter of 2012 compared to the first quarter of 2011 was due primarily to higher commodities prices in the international market.

			For the first quarter of
4Q-2011	1Q12 X 4Q11 (%)	Exploration & Production - International (mbbl/d) 14(*)	2012	2011		2012 X 2011 (%)

		Consolidated international production
146	(3)	Crude oil and NGLs	141	142	[15]	(1)
100	(2)	Natural gas	98	93		5
246	(3)	Total	239	235	[15]	2
8	(13)	Non consolidated international production	7	9		(22)
254	(3)	Total international production	246	244	[15]	1

(1Q-2012 x 4Q-2011): Decreased crude oil and NGL production in Akpo Field, as a result of the end of the recovery of previous costs (cost oil) in February 2012, according to the production-sharing model agreement.

Decreased natural gas production due to the burst in a gas pipeline in Argentina.

(1Q-2012 x 1Q-2011): International consolidated crude oil and NGL production decreased due to the lower participation in the Akpo Field, partially offset by the restarting of operations at the Coulomb field (after outflow problems), by the start-up of production of a new production well in the Cottonwood field and production from the Cascade field, all of them in the United States.

Increased natural gas production in United States due to the reasons mentioned above and also in Argentina due to the start-up of new production wells in the Neuquén field and of the Estância Água Fresca plant in the Austral basin.

(*)Not revised.

14  Some of the countries that comprise the international production, such as Nigeria and Angola, are operating under the production-sharing model, with the production taxes charged in crude oil barrels.

15  Changes occurred due to revisions on Nigeria.

12

FINANCIAL HIGHLIGHTS

			For the first quarter of
4Q-2011	1Q12 X 4Q11 (%)	Lifting Costs - International (U.S.$/ barrel) (*)	2012	2011	2012 X 2011 (%)
7.02	9		7.63	5.65	35

(1Q-2012 x 4Q-2011): Increased costs in the United States due to the initial production costs of Cascade field in February 2012.

(1Q-2012 x 1Q-2011): The increase in our international lifting costs was primarily due to increased well interventions, maintenances and the higher costs of third-party services in Argentina, as well as the higher initial costs in Cascade field in United States.

			For the first quarter of
4Q-2011	1Q12 X 4Q11 (%)	Refining Operations - International (mbb/d) (*)	2012	2011	2012 X 2011 (%)
145	32	Feedstock processed	192	198	(3)
161	30	Output of oil products	209	212	(1)
231		Installed capacity	231	281	(18)
62	13	Utilization (%)	75	66	9

(1Q-2012 x 4Q-2011): Higher feedstock processed, output of oil products and utilization of nominal capacity, due to the return back of the U.S. Pasadena Refinery into operation from November 2011 on after its fire in September 2011.

(1Q-2012 x 1Q-2011): The decrease in the feedstock processed, in our international refinery output and in our installed capacity were generated by the sale of the San Lorenzo Refinery in Argentina, partially offset by the higher feedstock processed in Japan to meet the higher demand after the earthquake occurred in March 2011.

			For the first quarter of
4Q 2011	1Q12 X 4Q11 (%)	Refining Costs - International (U.S .$/barre l) (*)	2012	2011	2012 X 2011 (% )
4.54	(28)		3.27	4.81	(32)

(1Q-2012 x 4Q-2011): Reduction of the international refining costs in the period due to the return back of the U.S. Pasadena Refinery into operation, to the lower personnel expenses in Argentina and also to the lower third-party services in Japan.

(1Q-2012 x 1Q-2011): International refining costs decreased in the first quarter of 2012 compared to the first quarter of 2011 due to the lower maintenance and scheduled stoppages expenses in U.S. Pasadena Refinery.

(*) Not revised.

13

FINANCIAL HIGHLIGHTS

Sales Volumes (mbbl/d) (*)
			For the first quarter of
4Q 2011	1Q12 X 4Q11 (%)		2012	2011	2012 X 2011 (%)
905	(5)	Diesel	864	796	9
547		Gasoline	545	439	24
82	(9)	Fuel oil	75	84	(11)
184	(6)	Naphtha	173	153	13
224	(4)	LPG	214	208	3
105	1	Jet fuel	106	99	7
182	5	Other	191	189	1
2,229	(3)	Total oil products	2,168	1,968	10
85	(6)	Ethanol and other products	80	85	(6)
316	2	Natural gas	323	284	14
2,630	(2)	Total domestic market	2,571	2,337	10
549	31	Exports	720	631	14
625	(25)	International sales	470	556	(15)
1,174	1	Total international market	1,190	1,187
3,804	(1)	Total	3,761	3,524	7

Our domestic sales volumes increased 10% in the first quarter of 2012 compared to the first quarter of 2011, primarily due to:

•         Diesel (increase of 9%) – The increase in diesel sales was primarily due to growth in the Brazilian economy and to increased activity in the agricultural sector;

•         Gasoline (increase of 24%) – The increase in gasoline sales volumes was due to competitive gasoline prices compared to ethanol prices, to an increase in the fleet of vehicles and to the reduction of the hydrated ethanol contents on Type C gasoline (from 25% to 20%) from October 2011 on;

•         Fuel oil (decrease of 11%) – The decrease in fuel oil sales was due to a partial transition to natural gas at thermoelectric power plants and in the industrial sector;

•         Natural gas (increase of 14%) – The increase in natural gas sales was due to higher industrial activity and to the growth in the Brazilian economy.

(*)Not revised.

14

FINANCIAL HIGHLIGHTS

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents

On March 31, 2012, we had cash and cash equivalents of R$39,904 million, a 12% increase compared to R$35,747 million at December 31, 2011.

Net cash provided by operating activities amounted R$15,086 million in the first quarter of 2012, primarily due to net income of the period.

Cash provided by proceeds from borrowings (R$14,514 million) plus operating activities (R$15,086 million) were higher than our capital expenditures, repayment of debts and payment of dividends, besides the effect of exchange variation on cash and cash equivalents (R$25,443 million), providing a cash and cash equivalents increase of R$4,157 million in the first quarter of 2012.

Our adjusted cash and cash equivalents16 reached R$57,894 million on March 31, 2012, which includes government securities with maturity of more than 90 days of R$17,990 million, 7% higher compared to R$16,785 million on December 31, 2011.

	R$ million

	03.31.2012	12.31.2011
Cash and cash equivalents	39,904	35,747
Government securities	17,990	16,785
Adjusted cash and cash equivalents [16]	57,894	52,532

_____________________________

16 Our adjusted cash and cash equivalents are not computed in accordance with International Standards -IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS.  Our calculation of adjusted cash and cash equivalents may not be comparable to adjusted cash and cash equivalents of other companies. Management believes that adjusted cash and cash equivalents is an appropriate supplemental measure that helps investors assess our liquidity and assists management in targeting leverage improvements.

15

FINANCIAL HIGHLIGHTS

Capital expenditures and investments

R$ million
	For the first quarter of
	2012	%	2011	%	Δ %
Exploration & Production	9,376	52	7,241	46	29
Refining, Transportation and Marketing	6,421	35	6,009	38	7
Gas & Power	738	4	985	6	(25)
International	690	4	870	5	(21)
Exploration & Production	633	92	752	86	(16)
Refining, Transportation and Marketing	44	7	71	8	(38)
Gas & Power	1		31	4	(97)
Distribution	10	1	11	1	(9)
Other	2		5	1	(60)
Distribution	284	2	244	2	16
Biofuel	18		219	1	(92)
Corporate	493	3	303	2	63
Total capital expenditures and investments	18,020	100	15,871	100	14

In line with its strategic objectives, Petrobras operates through joint ventures with other companies, in Brazil and abroad, as a concessionaire of oil and gas exploration, development and production rights.

Currently the Company is a member of 98 consortiums in Brazil, of which it operates 69. Petrobras is a member of 146 partnerships abroad, of which it operates 90.

In the first quarter of 2012, we invested an amount of R$18,020 million, which were primarily directed toward increasing production, modernizing and expanding our refineries, integration and expansion of our pipeline transportation and distribution systems.

16

FINANCIAL HIGHLIGHTS

Consolidated debt

		R$ million

	03.31.2012	12.31.2011	Δ %
Current debt [17]	18,018	18,966	(5)
Long term debt [18]	146,118	136,588	7
Total	164,136	155,554	6
Cash and cash equivalents	39,904	35,747	12
Government securities (maturity of more than 90 days)	17,990	16,785	7
Adjusted cash and cash equivalents	57,894	52,532	10
Net debt [19]	106,242	103,022	3
Net debt/(net debt+shareholders' equity)	24%	24%
Total net liabilities [20]	557,924	546,618	2
Capital structure
(Net third parties capital / total net liabilities)	39%	39%
Net debt/EBITDA ratio	1.61	1.66	(3)
		US$ million

	03.31.2012	12.31.2011	Δ %
Current debt	9,889	10,111	(2)
Long term debt	80,192	72,816	10
Total	90,081	82,927	9
Net debt	58,307	54,922	6

The net debt of the Petrobras System in Reais increased by 3% over December 31, 2011, due to the raising of long-term funding.

_____________________________

17 Includes Capital lease obligations (R$38 million on March 31, 2012 and R$82 million on December 31, 2011).

18 Includes Capital lease obligations (R$ 187 million on March 31, 2012 and R$183 million on December 31, 2011).

19 Our  net debt is not computed in accordance with International Standards -IFRS and should not be considered in isolation or as a substitute for total long-term    debt calculated in accordance with IFRS.  Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and assists management in targeting leverage improvements.

20 Total liabilities net of cash and cash equivalents/financial investments.

17

FINANCIAL HIGHLIGHTS

FINANCIAL STATEMENTS

Income Statement – Consolidated

		For the first quarter of
4Q-2011		2012	2011

R$ million
65,257	Sales revenues	66,134	54,358
(47,951)	Cost of sales	(45,890)	(34,469)
17,306	Gross profit	20,244	19,889
	Income (expenses)
(2,399)	Selling expenses	(2,353)	(2,084)
(2,406)	Administrative and general expenses	(2,200)	(1,948)
(1,502)	Exploration costs	(1,011)	(942)
(754)	Research and development expenses	(518)	(492)
(259)	Taxes	(148)	(245)
(2,496)	Other operating income and expenses, net	(2,243)	(1,860)
(9,816)		(8,473)	(7,571)

7,490	Net income before financial results and income taxes	11,771	12,318
1,147	Financial income	1,196	1,766
(953)	Financial expense	(865)	(676)
206	Monetary and exchange variation	134	958
400	Financial income (expenses), net	465	2,048
95	Equity in earnings of investments	136	411
7,985	Income before income taxes	12,372	14,777
(2,757)	Income tax and social contribution	(2,944)	(3,587)
5,228	Net income	9,428	11,190
	Net income attributable to:
5,049	Shareholders of Petrobras	9,214	10,985
179	Non controlling interests	214	205
5,228		9,428	11,190

18

FINANCIAL HIGHLIGHTS

Balance Sheet Data – Consolidated

ASSETS	R$ million
	03.31.2012	12.31.2011
Current assets	126,374	121,164
Cash and cash equivalents	39,904	35,747
Marketable securities	18,003	16,808
Accounts receivable, net	21,518	22,053
Inventories	29,396	28,447
Recoverable taxes	12,180	12,846
Other current assets	5,373	5,263

Non-current assets	489,444	477,986
Long term receivables	41,317	41,187
Accounts receivable, net	6,157	6,103
Marketable securities	6,009	5,747
Restricted deposits for legal proceedings and guarantees	3,030	2,955
Deferred tax assets	16,315	17,256
Advances to suppliers	6,013	5,892
Other long term receivables	3,793	3,234
Investments	12,324	12,248
Property, plant and equipment, net	353,667	342,267
Intangible assets	82,136	82,284
Total assets	615,818	599,150

LIABILITIES	R$ million
	03.31.2012	12.31.2011
Current liabilities	66,953	68,212
Current debt	18,018	18,966
Trade accounts payable	21,366	22,252
Taxes, contributions and profit-sharing payable	10,969	10,969
Dividends payable	2,609	3,878
Payroll and related charges	2,975	3,182
Employee's post retirement benefits obligation-pension and health care	1,499	1,427
Other current liabilities	8,517	7,538
Non-current liabilities	211,043	198,714
Long-term debt	146,118	136,588
Deferred income tax and social contribution	35,602	33,268
Employee's post retirement benefits obligation-pension and health care	17,284	16,653
Provision for decommissioning cost	8,824	8,839
Legal proceedings provisions	1,550	1,361
Other non-current liabilities	1,665	2,005
Shareholders' equity	338,822	332,224
Paid in capital	205,392	205,380
Reserves/Net income for the period	130,864	124,459
Non-controlling interests	2,566	2,385
Total liabilities and shareholders' equity	615,818	599,150

19

FINANCIAL HIGHLIGHTS

Statement of Cash Flows Data – Consolidated

R$ million
		For the first quarter of
4Q-2011		2012	2011
5,049	Net income attributable to the shareholders of Petrobras	9,214	10,985
9,238	(+) Adjustments for:	5,872	1,716
5,904	Depreciation, depletion and amortization	4,749	3,538
23	Exchange variation, monetary and financial charges	(503)	(923)
179	Noncontrolling interest	213	205
(95)	Equity in earnings of investments	(136)	(411)
314	Losses (gains) on disposal of non current assets	79	133
2,947	Deferred income and social contribution taxes, net	2,331	2,368
989	Dry hole costs	545	538
1,070	Impairment	143	163
(794)	Inventories	(1,252)	(4,275)
(484)	Accounts receivable	(164)	(1,149)
571	Trade accounts payable	(479)	2,173
236	Employee's post retirement benefits obligation - Pension and Health Care	733	480
(1,651)	Taxes and contributions payable	618	(165)
29	Other assets and liabilities	(1,005)	(959)
14,287	(=) Net cash provided by operating activities	15,086	12,701
(16,440)	(-) Net cash used in investing activities	(17,318)	(9,318)
(21,523)	Investments in operating segments	(16,577)	(15,252)
5,083	Investments in marketable securities	(741)	5,934
(2,153)	(=) Net cash flow	(2,232)	3,383
5,275	(-) Net cash provided (used) in financing activities	6,441	9,736
12,366	Proceeds from borrowings	14,514	15,286
(3,050)	Repayment of principal	(3,590)	(2,051)
(1,661)	Repayment of interest	(2,341)	(1,668)
(2,394)	Dividends paid	(2,162)	(1,838)
14	Acquisition of noncontrolling interest	20	7
(83)	(+) Effect of exchange variation on cash and cash equivalents	(52)	(193)
3,039	(=) Net increase (decrease) in cash and cash equivalents in the period	4,157	12,926
32,708	Cash and cash equivalents at beginning of period	35,747	29,416
35,747	Cash and cash equivalents at the end of period	39,904	42,342

See the analysis of cash flow on page 15 – Liquidity and Capital Resources.

20

FINANCIAL HIGHLIGHTS

SEGMENT INFORMATION

Consolidated Income Statement by Segment

	For the first quarter of 2012 R$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS & POWER	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL

Sales revenues	36,237	55,027	4,420	184	18,274	8,363		(56,371)	66,134
Intersegments	36,199	17,127	584	151	371	1,939		(56,371)
Third parties	38	37,900	3,836	33	17,903	6,424			66,134
Cost of sales	(15,535)	(59,957)	(2,913)	(186)	(16,731)	(6,408)		55,840	(45,890)
Gross profit	20,702	(4,930)	1,507	(2)	1,543	1,955		(531)	20,244
Income (expenses)	(1,856)	(2,171)	(518)	(49)	(991)	(508)	(2,445)	65	(8,473)
Selling, administrative and general expenses	(235)	(1,527)	(411)	(30)	(1,000)	(404)	(1,011)	65	(4,553)
Exploration costs	(920)					(91)			(1,011)
Research and development expenses	(263)	(93)	(7)	(13)	(2)		(140)		(518)
Taxes	(23)	(25)		(1)	(13)	(38)	(48)		(148)
Other operating income and expenses, net	(415)	(526)	(100)	(5)	24	25	(1,246)		(2,243)

Net income (loss) before financial results, and income taxes	18,846	(7,101)	989	(51)	552	1,447	(2,445)	(466)	11,771
Financial income (expenses), net							465		465
Equity in earnings of investments	1	88	82	(11)		(13)	(11)		136
Income before income taxes	18,847	(7,013)	1,071	(62)	552	1,434	(1,991)	(466)	12,372
Income tax and social contribution	(6,407)	2,414	(336)	18	(188)	(416)	1,813	158	(2,944)
Net income	12,440	(4,599)	735	(44)	364	1,018	(178)	(308)	9,428
Net income attributable to:
Shareholders of Petrobras	12,444	(4,599)	707	(44)	364	990	(340)	(308)	9,214
Non-controlling interests	(4)		28			28	162		214
	12,440	(4,599)	735	(44)	364	1,018	(178)	(308)	9,428

	For the first quarter of 2011 R$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS & POWER	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL

Sales revenues	28,042	44,243	3,637	153	16,698	6,970		(45,385)	54,358
Intersegments	28,005	14,695	517	131	307	1,730		(45,385)
Third parties	37	29,548	3,120	22	16,391	5,240			54,358
Cost of sales	(12,210)	(43,172)	(2,471)	(171)	(15,230)	(5,249)		44,034	(34,469)
Gross profit	15,832	1,071	1,166	(18)	1,468	1,721		(1,351)	19,889
Income (expenses)	(1,691)	(1,586)	(575)	(44)	(908)	(860)	(1,985)	78	(7,571)
Selling, administrative and general expenses	(189)	(1,228)	(452)	(33)	(911)	(381)	(893)	55	(4,032)
Exploration costs	(858)					(84)			(942)
Research and development expenses	(283)	(88)	(15)		(2)		(104)		(492)
Taxes	(21)	(25)	(25)		(12)	(57)	(105)		(245)
Other operating income and expenses, net	(340)	(245)	(83)	(11)	17	(338)	(883)	23	(1,860)

Net income (loss) before financial results and income taxes	14,141	(515)	591	(62)	560	861	(1,985)	(1,273)	12,318
Financial income (expenses), net							2,048		2,048
Equity in earnings of investments		240	120	29	2	20			411
Income before income taxes	14,141	(275)	711	(33)	562	881	63	(1,273)	14,777
Income tax and social contribution	(4,808)	175	(201)	21	(190)	(49)	1,032	433	(3,587)
Net income	9,333	(100)	510	(12)	372	832	1,095	(840)	11,190
Net income attributable to:
Shareholders of Petrobras	9,326	(94)	518	(12)	372	836	879	(840)	10,985
Non-controlling interests	7	(6)	(8)			(4)	216		205
	9,333	(100)	510	(12)	372	832	1,095	(840)	11,190

21

FINANCIAL HIGHLIGHTS

Consolidated EBITDA Statement by Segment
	For the first quarter of 2012 R$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS & POWER	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL

Income (loss) before financial results and income taxes	18,846	(7,101)	989	(51)	552	1,447	(2,445)	(466)	11,771
Depreciation, depletion and amortization	2,872	773	420	10	93	427	154		4,749
Impairment			1						1
EBITDA	21,718	(6,328)	1,410	(41)	645	1,874	(2,291)	(466)	16,521

Consolidated EBITDA Statement by Segment
	For the first quarter of 2011 R$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS & POWER	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL

Incom e (loss) before financial results and income taxes	14,141	(515)	591	(62)	560	861	(1,985)	(1,273)	12,318
Depreciation, depletion and amortization	2,118	495	329	10	86	370	130		3,538
Impairment						(1)			(1)
EBITDA	16,259	(20)	920	(52)	646	1,230	(1,855)	(1,273)	15,855

Other Ope rating Income (Expenses) by Segment
	For the first quarte r of 20 12 R$ Million

	E&P	REFINING, TRAN S PO RT AND MAR KETIN G	GAS & PO W ER	BIO F U EL	D IS TR IB .	IN TER N.	CO R P.	ELIM IN.	TO TAL
Pension and healthca replans							(508)		(508)
Institutional relations and cultural projects	(18)	(17)	(4)		(15)	(4)	(298)		(356)
Unscheduled stoppages and pre-operating expenses	(274)	(35)	(10)			(22)			(341)
Losses from legal and administrative proceedings	(56)	(128)	(7)		(20)	(17)	(136)		(364)
Allowance for marking inventory to market value	(4)	(102)		(7)		(29)			(142)
Expenses on security, environment and health	(9)	(46)	(1)			(8)	(55)		(119)

Operating expenses with thermoelectric power stations			(63)						(63)
Results from sales and write-off of assets	(8)	7			18	82	(2)		97
Government subsidies, incentives and donations	8	10	7			43			68
Expenditures/reimbursements from operations in E&P partnerships	7								7
Impairment			(1)						(1)
Other	(61)	(215)	(21)	2	41	(20)	(247)		(521)
	(415)	(526)	(100)	(5)	24	25	(1,246)		(2 ,2 43 )

Other Ope rating Income (Expenses) by Segment
	For the first quarte r of 20 11 R$ Million

	E&P	REFINING, TRAN S PO RT AND MAR KETIN G	GAS & PO W ER	BIO F U EL	D ISTRIB.	INTERN.	CO R P.	ELIM IN.	TO TAL
Pension and health care plans							(391)		(391)
In stitutional relations and cultural projects	(15)	(12)	(2)		(7)		(234)		(270)

Unscheduled stoppages and preoperating expenses	(179)	(17)	(45)			(234)			(475)
Losses from legal and administrative proceedings	(9)	(13)	(5)		(10)	(4)	(7)		(48)
Allowance for marking inventory to market valu e	9	(69)		(9)		(1)			(70)
Expenses on security, environment and health	(21)	(23)	(1)			(54)	(97)		(196)

Operating expenses with thermoelectric power stations			(19)						(19)
Results from sales and write-off of assets	(1)	(2)	(4)		18	(28)			(17)
Government subsidies, incentives and donations	35	24	2						61
Expenditures/reimbursements from operations in E&P partners hips	(32)								(32)
Impairment						1			1
Other	(127)	(133)	(9)	(2)	16	(18)	(154)	23	(404)
	(340)	(245)	(83)	(11)	17	(338)	(883)	23	(1,860)

22

FINANCIAL HIGHLIGHTS

Consolidated Assets by Segment

	For the first quarter of 2012 R$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS & POWER	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL

Total assets	269,788	165,181	52,846	2,413	14,882	34,202	90,476	(13,970)	615,818
Current assets	10,252	41,752	4,855	234	7,830	7,155	67,731	(13,435)	126,374
Non-current assets	259,536	123,429	47,991	2,179	7,052	27,047	22,745	(535)	489,444
Long-term receivables	8,215	8,372	3,148	35	1,325	4,849	15,908	(535)	41,317
Investm ents	29	6,373	2,301	1,616	33	1,778	194		12,324
Property, plant and equipment, net	174,801	108,384	41,811	528	4,893	17,529	5,721		353,667
Intangible assets	76,491	300	731		801	2,891	922		82,136

Consolidated Assets by Segment

	Year ended December 31, 2011 R$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS & POWER	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL

Total assets	264,701	158,185	51,857	2,419	14,791	36,439	85,024	(14,266)	599,150
Current assets	10,537	41,203	4,707	239	7,956	8,272	61,886	(13,636)	121,164
Non-current assets	254,164	116,982	47,150	2,180	6,835	28,167	23,138	(630)	477,986
Long-term receivables	7,766	7,910	3,050	32	1,243	5,465	16,351	(630)	41,187
Investm ents	23	6,306	2,160	1,612	84	1,873	190		12,248
Property, plant and equipment, net	169,833	102,473	41,208	536	4,709	17,842	5,666		342,267
Intangible assets	76,542	293	732		799	2,987	931		82,284

23

FINANCIAL HIGHLIGHTS

Consolidated Income Statement for International Segment

	International R$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL
Income Statement
(For the first quarter of 2012)

Sales revenues	2,617	4,168	249	2,301	-	(972)	8,363
Intersegments	1,905	988	16	2		(972)	1,939
Third parties	712	3,180	233	2,299			6,424

Income (loss) before financial results and income taxes	1,370	66	39	61	(83)	(6)	1,447

Net income attributable to the shareholders of Petrobras	966	68	17	56	(111)	(6)	990

	International R$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL
Income Statement
(For the first quarter of 2011)

Sales revenues	2,108	3,698	229	2,032	-	(1,097)	6,970
Intersegments	1,765	1,038	19	16	-	(1,108)	1,730
Third parties	343	2,660	210	2,016	-	11	5,240

Income (loss) before financial results and income taxes	808	217	57	(35)	(186)		861

Net income attributable to the shareholders of Petrobras	748	221	67	(40)	(160)		836

Consolidated Assets for International Segment

	International R$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL

Total assets on March 31, 2012	25,915	6,271	1,418	1,924	2,904	(4,230)	34,202

Total assets on December 31, 2011	27,358	6,365	1,742	1,889	3,412	(4,327)	36,439

24

APPENDIX

1. Analysis of Consolidated Gross Profit (1Q-2012 x 4Q-2011)

		R$ million
		1Q-2012 x 4Q-2011
	Analysis of Consolidated Gross Profit - Main Items	Sales Revenues	Cost of Sales	Gross Profit
. Domestic Market:	- sales volumes effect	(1,721)	1,312	(409)
	- prices effect	374	-	374
. International Market:	- export volumes effect	2,851	(622)	2,229
	- export prices effect	618	-	618
	. (Increase) decrease in expenses: (i)	-	6	6
	. Increase (decrease) of trading operations profitability	(1,526)	1,592	66
	. Increase (decrease) of international sales	39	(300)	(261)
. Others		242	73	315
		877	2,061	2,938

	(i) Breakdown of changes in expenses [21]:	R$ million
	- Brazilian production taxes	(685)
	- third-party services	(153)
	- salaries, benefits and charges	(145)
	- marine and pipeline transports [22]	(81)
	- materials, services, leases and depreciation	14
	- domestic purchase of oil products	75
	- crude oil, oil products and gas imports	981
		6

The changes on international crude oil and oil products prices and the effect of the exchange rate variation on imports and on production taxes do not fully impact the costs of sales of the period, because the products remains in stock during sixty days in average, and fully occurs only on the next period. The estimated effects on the cost of sales are as follows:

	4Q-2011	1Q-2012	Δ (*)
Effect of the average cost on the cost of sales (R$ million)	1,189	622	(567)
( ) increase on the cost of sales

(*) Cost of sales of the first quarter of 2012 was less favored by the effect of the average cost compared to the fourth quarter of 2011, due to the lower participation of imported products.

______________________________

21  Does not include the effects related to changes on sales volumes.

22  Expenses with cabotage, terminals and ducts.

25

APPENDIX

2. Analysis of Consolidated Gross Profit (1Q-2012 x 1Q-2011)

		R$ million
		1Q-2012 X 1Q-2011
	Analysis of Consolidated Gross Profit - Main Items	Sales Revenues	Cost of Sales	Gross Profit

. Domestic Market:	- sales volumes effect	4,275	(2,598)	1,677
	- prices effect	2,576	-	2,576
. International Market:	- export volumes effect	1,338	(419)	919
	- export prices effect	2,866	-	2,866
	. (Increase) decrease in expenses: (i)	-	(7,991)	(7,991)
	. Increase (decrease) of trading operations profitability	(717)	679	(38)
	. Increase (decrease) of international sales	1,274	(1,003)	271
	. Others	164	(89)	75
		11,776	(11,421)	355

	(i) Breakdown of changes in expenses [23]:	R$ million
	- crude oil, oil products and gas imports	(4,556)
	- Brazilian production taxes	(1,403)
	- materials, government services, leases depreciation and others	(1,282)
	- salaries and benefits	(480)
	- third-party services	(238)
	- marine and pipeline transports [24]	(233)
	- domestic purchase of oil products	201
		(7,991)

3. Inventories

	R$ million

	03.31.2012	12.31.2011	Δ %
Products: [25]
Oil products	11,038	9,166	20
Alcohol	750	782	(4)
	11,788	9,948	18

Raw materials, mainly crude oil [25]	13,798	14,847	(7)
Materials and maintenance supplies [25]	3,505	3,369	4
Others	387	367	5
	29,478	28,531	(3)

Current	29,396	28,447
Non-current	82	84

____________________________

2  Does not include the effects related to changes on sales volumes.

24  Expenses with cabotage, terminals and ducts.

25  Includes imports in progress.

26

APPENDIX

4. Reconciliation between Adjusted EBITDA and Net Income

R$ million

			For the first quarter of
4Q-2011	1Q12 X 4Q11 (%)		2012	2011	1Q12 X 4Q11 (%)
7,490	57	Income (loss) before financial results, profit-sharing and income taxes	11,771	12,318	(4)
5,904	(20)	Depreciation, depletion and amortization	4,749	3,538	34
660		Impairment	1	(1)
14,054	18	EBITDA	16,521	15,855	4
22	3	EBITDA margin (%)[26]	25	29	(4)

______________________________________________________________

26 Adjusted EBITDA margin equals adjusted EBITDA divided by sales revenues.

27

APPENDIX

TAXES AND PRODUCTION TAXES

5. Consolidated Taxes and Contributions

The economic contribution of Petrobras, measured through the generation of current taxes and social contributions, amounted to R$18,661 million.

R$ million
			For the first quarter of
4Q-2011	1Q12 X 4Q11 (%)		2012	2011	2012 X 2011 (%)
		Economic Contribution - Brazil
9,885	(6)	Domestic Value-Added Tax (ICMS)	9,254	8,304	11
1,261	(18)	CIDE [27]	1,037	1,984	(48)
3,725	(7)	PIS/COFINS	3,467	3,403	2
1,138	110	Income Tax and Social Contribution	2,389	3,422	(30)
1,280	(17)	Others	1,068	720	48
17,289	-	Subtotal - Brazil	17,215	17,833	(3)
2,484	(42)	Economic Contribution - International	1,446	1,140	27
19,773	(6)	Total	18,661	18,973	(2)

6. Production Taxes

R$ million
			For the first quarter of
4Q-2011	1Q12 X 4Q11 (%)		2012	2011	2012 X 2011 (%)
		Brazil
3,506	4	Royalties	3,629	2,885	26
4,016	4	Special participation charges	4,180	3,201	31
43	(12)	Rental of areas	38	22	73
7,565	4	Subtotal - Brazil	7,847	6,108	28
205	7	International	219	149	47
7,770	4	Total	8,066	6,257	29

Brazilian production taxes increased by 4% in the first quarter of 2012 compared to the fourth quarter of 2011, primarily attributable to the 6% increase in the reference price for domestic oil, which averaged R$190.42/bbl (U.S.$107.74/bbl) in the first quarter of 2012 compared to R$179.39/bbl (U.S.$99.70/bbl) in the fourth quarter of 2011, reflecting the changes occurred in the international oil prices in the period.

Brazilian production taxes increased by 28% in the first quarter of 2012 compared to the first quarter of 2011, due to the 24% increase in the reference price for domestic oil, which averaged R$190.42/bbl (U.S.$107.74/bbl) in the first quarter of 2012 compared to R$153.73/bbl (U.S.$92.25/bbl) in the first quarter of 2011, reflecting the changes occurred in the international oil prices in the period.

______________________________________________________________

27 CIDE - Contribution for Intervention in the Economic Sector.

28

APPENDIX

7. Assets and Liabilities subject to Exchange Variation

The Company has assets and liabilities subject to foreign exchange variations, whose main exposure is the Real compared to the U.S. dollar. The balances of assets and liabilities in foreign exchange of subsidiaries and contolled companies abroad are not inserted on the exposure below, whe transacted in currency equivalent to its respective functional currencies. On March 31 2012, the Company has a liability net exposure. Thus, one appreciation of the Real against the U.S. dollar generates an exchange variation income, while one depreciation of the Real generates an exchange variation expense.

The balance amounts subject to exchange variation exposure increased from a net liability of R$56,500 million on December 31, 2011 to R$76,557 million on March 31, 2012, due to the intercompany agreement between Petrobras and PGT BV related to the internalization of resources from bonds issues in February through PifCo, by the receipt of intercompany resources with international subsidiaries and by the reduction of cash and cash equivalents.

ASSETS	R$ million

	03.31.2012	12.31.2011

Current assets	9,237	14,718
Cash and cash equivalents	2,059	6,284
Amounts invested abroad through subsidiaries to be used in Brazil in commercial activities	4,218	6,677
Other current assets	2,960	1,757

Non-current assets	8,968	12,153
Amounts invested abroad through international subsidiaries, in E&P equipment to be used in Brazil and in commercial activities	7,236	10,427
Other non-current assets	1,732	1,726

Total assets	18,205	26,871

LIABILITIES	R$ million

	03.31.2012	12.31.2011

Current liabilities	(19,293)	(19,853)
Current debt	(3,930)	(6,277)
Trade accounts payable	(5,190)	(5,882)
Amounts derived from abroad through subsidiaries to be used in Brazil	(9,665)	(7,463)
Other current liabilities	(508)	(231)

Long-term liabilities	(50,042)	(36,885)
Long-term debt	(36,246)	(35,746)
Amounts derived from abroad through subsidiaries to be used in Brazil	(13,624)	(882)
Other long-term liabilities	(172)	(257)

Total liabilities	(69,335)	(56,738)

Net assets (liabilities) in Reais	(51,130)	(29,867)

(-) FINAME Loans - in Reais indexed to U.S. dollar	(12)	(12)
(-) BNDES Loans - in Reais indexed to U.S. dollar	(25,415)	(26,621)

Net assets (liabilities) in Reais	(76,557)	(56,500)

29

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2012
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.